Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2018 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Highlights for Fiscal 2018 Fourth Quarter and Full Year

(Year over Year (YoY) growth % are based on constant currency (1); please see table below for YoY growth % on actual basis)

•	Room nights (8) for MMT India (6) Standalone Hotels – Online increased by 132.7% YoY in 4Q18 and by 130.7% YoY in FY18.
•	Flight segments (9) for Air ticketing business increased by 55.1% YoY in 4Q18 and by 62.2% YoY in FY18.
•	Revenue increased 27.3% YoY in 4Q18 and 46.8% YoY in FY18.
•	Revenue less service costs (2) increased 67.2% YoY in 4Q18 and 106.6% YoY in FY18.
•	Revenue less service costs (2) for Hotels and packages increased 54.5% YoY in 4Q18 and 119.0% YoY in FY18.
•	Adjusted Operating Profit (Loss)(3) improved to a loss of $23.5 million in 4Q18 versus a loss of $33.9 million in 3Q18.

Gurgaon, India and New York, May 30, 2018 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fourth fiscal quarter and full fiscal year ended March 31, 2018.

“In Fiscal Year 2018, we successfully integrated two leading online travel brands, increased our market leadership and achieved record bookings and net revenue scale while greatly narrowing our operating losses,” said Deep Kalra, Founder, Group Chairman and Group CEO. “With our industry leading scale, focus on customer experience and technology innovations, we believe we can continue to expand our leadership and outpace market growth in the nascent India online travel market for the years to come.”

MakeMyTrip’s financial and operating results for the fiscal 2018 fourth quarter and full year include the financial and operating results of ibibo Group Holdings (Singapore) Pte. Ltd. and its subsidiaries (“ibibo Group”) which we acquired on January 31, 2017.

(in thousands except EPS)	3 months Ended March 31, 2017	3 months Ended March 31, 2018	YoY Change	YoY Change in constant currency(1)	Year Ended March 31, 2017	Year Ended March 31, 2018	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$120,033	$157,806	31.5%	27.3%	$447,616	$675,256	50.9%	46.8%
Results from Operating Activities	$(75,316)	$(41,692)			$(135,387)	$(219,439)
Loss for the period	$(73,098)	$(44,117)			$(110,303)	$(220,240)
Diluted Loss per share	$(0.93)	$(0.42)			$(2.09)	$(2.18)
Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$85,088	$145,307	70.8%	67.2%	$273,697	$577,120	110.9%	106.6%
Air Ticketing	$32,862	$58,474	77.9%	73.8%	$118,514	$202,064	70.5%	66.3%
Hotels & packages	$43,935	$69,366	57.9%	54.5%	$140,335	$313,684	123.5%	119.0%
Other	$8,291	$17,467	110.7%	108.7%	$14,848	$61,372	313.3%	310.1%
Adjusted Operating Loss(3)	$(35,779)	$(23,546)			$(83,711)	$(154,806)
Adjusted Net Loss(4)	$(33,070)	$(25,760)			$(99,157)	$(153,518)
Adjusted Diluted loss per share(4)	$(0.42)	$(0.25)			$(1.88)	$(1.53)
Operating Metrics
Gross Bookings(5)
Air Ticketing	$455,906	$743,189	63.0%	58.2%	$1,545,151	$2,704,522	75.0%	69.9%
Hotels & packages	$214,202	$305,121	42.4%	38.7%	$745,135	$1,389,623	86.5%	81.9%
Number of Transactions
Air Ticketing	2,711	4,248	56.7%		9,379	15,185	61.9%
Hotels & packages	2,353	2,858	21.5%		6,873	13,196	92.0%
Number of flight segments / room nights
Air Ticketing – Flight segments(9)	6,009	9,318	55.1%		20,560	33,339	62.2%
Hotels & packages – Room nights(8)	3,568	4,887	37.0%		10,535	21,911	108.0%
Standalone Hotels – Online(7) – Room nights	2,025	4,712	132.7%		9,102	20,998	130.7%

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(2)

Represents IFRS revenue after deducting cost for the acquisition of relevant services and products for sale to customers and adding expenses in the nature of promotions which had been adjusted against revenue. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

(3)

Results from operating activities excluding employee share-based compensation costs, impairment of intangible assets, merger and acquisitions related expenses, amortization of acquisition related intangibles and severance cost related to a prior acquisition.

(4)

Profit (Loss) for the period excluding employee share-based compensation costs, impairment of intangible assets, merger and acquisitions related expenses, amortization of acquisition related intangibles, severance cost related to a prior acquisition, net change in fair value of derivative financial instrument, net change in value of financial liability in business combination, share of loss of equity-accounted investees, and income tax expense.

(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	MMT India refers to our Indian subsidiaries "MakeMyTrip (India) Private Limited" and “Ibibo Group Private Limited”.
(7)	Standalone Hotels - Online include Standalone Hotels booked on Desktops, laptops, mobiles and other online platforms.
(8)

“Room nights,” also referred to as a “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(9)	“Flight segment” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the measures set forth in notes (1) to (9) above. Reconciliations of IFRS financial measures to non-IFRS measures, and operating results are included at the end of this release.

Other information

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. As of March 31, 2018, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

MakeMyTrip Limited’s financial and operating results for the fiscal 2018 fourth quarter and full year include the financial and operating results of ibibo Group, which was acquired on January 31, 2017.  Accordingly, the reported results of fiscal 2018 fourth quarter and full year which is inclusive of the impact of the consolidation of the ibibo Group may not be comparable with the reported result of fiscal 2017 fourth quarter and full year which had the impact of the consolidation of the ibibo Group for 2 months.

Comparable Selected Operating and Financial Data (Unaudited) post consolidation of the ibibo Group is provided for the first, second, third and fourth quarter of Fiscal 2018 separately.

Fiscal 2018 Fourth Quarter Financial Results

Revenue. We generated revenue of $157.8 million in the quarter ended March 31, 2018, an increase of 31.5% (27.3% in constant currency) over revenue of $120.0 million in the quarter ended March 31, 2017.

Air Ticketing. Revenue from our air ticketing business increased by 37.8% (33.6% in constant currency) to $45.3 million in the quarter ended March 31, 2018 from $32.9 million in the quarter ended March 31, 2017.

Revenue less service costs from our air ticketing business increased by 77.9% (73.8% in constant currency) to $58.5 million in the quarter ended March 31, 2018 from $32.9 million in the quarter ended March 31, 2017. In the quarter ended March 31, 2018, air ticketing revenue less service costs includes $13.2 million of certain customer discounts which are in the nature of promotion expenses adjusted against revenue. This $13.2 million added back to revenue less service costs, with the accompanying increase in marketing and sales promotions expenses, is intended to more accurately reflect the way the company views its ongoing business and spends. Under IFRS, these customer discounts were required to be offset against revenue. The increase in air ticketing revenue and revenue less service costs was due to an increase in gross bookings of 63.0% (58.2% in constant currency) driven by 55.1% increase in the number of air ticketing flight segments year over year including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Further, our net revenue margin (defined as revenue less service cost as a percentage of gross bookings) increased from 7.2% in the quarter ended March 31, 2017 to 7.9% in the quarter ended March 31, 2018.

Hotels and Packages. Revenue from our hotels and packages business increased by 18.4% (14.0% in constant currency) to $93.4 million in the quarter ended March 31, 2018, from $78.9 million in the quarter ended March 31, 2017. Our revenue less service costs increased by 57.9% (54.5% in constant currency) to $69.4 million in the quarter ended March 31, 2018 from $43.9 million in the quarter ended March 31, 2017. In the quarter ended March 31, 2018, hotels and packages revenue less service costs includes $11.0 million of certain customer discounts which are in the nature of promotion expenses adjusted against revenue. This $11.0 million added back to revenue less services costs, with the accompanying increase in marketing and sales promotions expenses, is intended to more accurately reflect the way the company views its ongoing business and spends. Under IFRS, these customer discounts were required to be offset against revenue. Gross bookings increased by 42.4% (38.7% in constant currency) driven by 37.0% increase in the number of hotels room-nights year over year including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Net revenue margin has improved from 20.5% in the quarter ended March 31, 2017 to 22.7% in the quarter ended March 31, 2018 driven by increasing mix of standalone hotels bookings as a percentage of overall transactions.

Other Revenue. Our other revenue increased to $19.1 million in the quarter ended March 31, 2018 from $8.3 million in the quarter ended March 31, 2017, and our other revenue less service cost increased to $17.5 million in the quarter ended March 31, 2018 from $8.3 million in the quarter ended March 31, 2017. This was primarily due to bus ticketing revenue less service costs of $12.0 million in the quarter ended March 31, 2018 mainly contributed by ibibo Group consolidation coming from 11.0 million travelled bus tickets with gross bookings of $135.6 million. The increase in other revenue was further aided by growth in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 70.8% (67.2% in constant currency) to $145.3 million in the quarter ended March 31, 2018 from $85.1 million in the quarter ended March 31, 2017, primarily as a result of a 57.9% (54.5% in constant currency) increase in our hotels and packages revenue less service costs, a 77.9% (73.8% in constant currency) increase in our air ticketing revenue less service costs and increase in our other revenue less service costs including the impact of consolidation of the ibibo Group acquired on January 31, 2017.

In the quarter ended March 31, 2018, revenue less service costs also includes $24.2 million of certain customer discounts which are in the nature of promotion expenses adjusted against revenue. For further information and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (revenue), see “About Non-IFRS Financial Measures” and “Reconciliation of IFRS to Non-IFRS Financial Measures” elsewhere in this Report.

Personnel Expenses. Personnel expenses decreased by 13.1% to $28.4 million in the quarter ended March 31, 2018 from $32.7 million in the quarter ended March 31, 2017 mainly due to the higher share based compensation costs in the quarter ended March 31, 2017 including a one-time share-based compensation cost of $9.0 million recorded as part of the ibibo Group acquisition. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 6.0% year over year.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 19.1% to $93.9 million in the quarter ended March 31, 2018 from $78.8 million in the quarter ended March 31, 2017. Marketing and sales promotion expenses primarily include significant customer inducement and acquisition programs expenses incurred to accelerate growth in our standalone hotel booking business and brand advertisement expenses. Primary drivers of this year over year increase was the consolidation of marketing and sales promotion expenses of the ibibo Group acquired on January 31, 2017. Including the promotion expenses of $24.2 million adjusted against revenue as explained above, marketing and sales promotion expenses increased by 49.7% year over year. These expenses at $118.1 million were lower than the total revenue less service costs of $145.3 million in the quarter ended March 31, 2018 compared to being at $133.3 million and total revenue less service costs of $151.4 million as reported in the previous quarter.

Other Operating Expenses. Other operating expenses increased by 10.1% to $30.1 million in the quarter ended March 31, 2018 from $27.3 million in the quarter ended March 31, 2017, primarily as a result of an increase in payment gateway charges and outsourcing expenses in line with the growth in our business and contribution of other operating expenses of the ibibo Group acquired on January 31, 2017. Other operating expenses for the quarter ended March 31, 2017 also include merger and acquisition related expenses of $4.2 million, comprising legal and professional expenses, other expenses associated with our acquisition of the ibibo Group and certain non-routine transactions, whether or not consummated.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased to $10.6 million in the quarter ended March 31, 2018 from $21.6 million in the quarter ended March 31, 2017, primarily as a result of impairment of goodwill and brands related to HT Group of $14.6 million, as we decided to significantly reduce our HT Group operations in the quarter ended March 31, 2017, partially offset by impairment of technology related development cost of $2.9 million related to one of the subsidiary of the Company during the quarter ended March 31, 2018.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $41.7 million in the quarter ended March 31, 2018 as compared to a loss of $75.3 million in the quarter ended March 31, 2017. Excluding the effects of our employee share-based compensation costs, impairment of intangibles assets, and amortization of acquisition related intangibles for the fourth quarter of both fiscal years 2018 and 2017, and merger and acquisitions related expenses for the quarter ended March 31, 2017, we would have recorded an operating loss of $23.5 million in the quarter ended March 31, 2018 as compared with an operating loss of $35.8 million in the quarter ended March 31, 2017.

Net Finance Income (Costs). Our net finance cost was $2.2 million in the quarter ended March 31, 2018 as compared to net finance income of $2.7 million in the quarter ended March 31, 2017, primarily due to a foreign exchange loss of $2.4 million in the quarter ended March 31, 2018 as compared to a foreign exchange gain of $2.5 million in the quarter ended March 31, 2017 mainly as a result of the appreciation of the Indian Rupee against the U.S. dollar during the quarter ended March 31, 2018.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended March 31, 2018 was $44.1 million as compared to a loss of $73.1 million in the quarter ended March 31, 2017. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, impairment of intangibles assets, and income tax expense for both quarters ended March 31, 2018 and 2017, and merger and acquisitions related expenses for the quarter ended March 31, 2017, we would have recorded a net loss of $25.8 million in the quarter ended March 31, 2018 and a net loss of $33.1 million in the quarter ended March 31, 2017.

Diluted Loss per share. Diluted loss per share was $0.42 for the quarter ended March 31, 2018 as compared to diluted loss per share of $0.93 in the quarter ended March 31, 2017. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, impairment of intangibles assets, and income tax expense for both quarters ended March 31, 2018 and 2017, and merger and acquisitions related expenses for the quarter ended March 31, 2017, diluted loss per share would have been $0.25 in the quarter ended March 31, 2018, compared to diluted loss per share of $0.42 in the quarter ended March 31, 2017.

Fiscal 2018 Full Year Financial Results

Revenue. We generated revenue of $675.3 million in the year ended March 31, 2018, an increase of 50.9% (46.8% in constant currency) over revenue of $447.6 million in the year ended March 31, 2017. In the year ended March 31, 2017, we recognized incremental revenue of $9.2 million in our air ticketing business based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provision for cancelled tickets pursuant to confirmation from a vendor. Excluding incremental revenue, our revenue increased by 54.0% (49.9% in constant currency).

Air Ticketing. Revenue from our air ticketing business increased by 41.2% (37.1% in constant currency) to $167.4 million in the year ended March 31, 2018 from $118.5 million in the year ended March 31, 2017. Excluding incremental revenue as explained above, our air ticketing revenue increased by 53.1% (48.7% in constant currency).

Revenue less service costs from our air ticketing business increased by 70.5% (66.3% in constant currency) to $202.1 million in the year ended March 31, 2018 from $118.5 million in the year ended March 31, 2017. Excluding incremental revenue as explained above, revenue less service costs increased by 84.8% (80.3% in constant currency). In the year ended March 31, 2018, air ticketing revenue less service costs includes $34.7 million of certain customer discounts which are in the nature of promotion expenses adjusted against revenue. This $34.7 million added back to revenue less services costs, with the accompanying increase in marketing and sales promotions expenses, is intended to more accurately reflect the way the company views its ongoing business and spends. Under IFRS, these customer discounts were required to be offset against revenue. The increase in air ticketing revenue and revenue less service costs was due to an increase in gross bookings of 75.0% (69.9% in constant currency) driven by 62.2% increase in the number of air ticketing flight segments year over year including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Further, our net revenue margin (defined as revenue less service cost as a percentage of gross bookings) decreased from 7.7% in the year ended March 31, 2017 to 7.5% in the year ended March 31, 2018. Excluding incremental revenue of $9.2 million in the year ended March 31, 2017 explained above, our net revenue margin increased from 7.1% in the year ended March 31, 2017 to 7.5% in the year ended March 31, 2018.

Hotels and Packages. Revenue from our hotels and packages business increased by 40.0% (35.9% in constant currency) to $440.0 million in the year ended March 31, 2018, from $314.3 million in the year ended March 31, 2017. Our revenue less service costs increased by 123.5% (119.0% in constant currency) to $313.7 million in the year ended March 31, 2018 from $140.3 million in the year ended March 31, 2017. In the year ended March 31, 2018, hotels and packages revenue less service costs includes $43.1 million of certain customer discounts which are in the nature of promotion expenses adjusted against revenue. This $43.1 million added back to revenue less services costs, with the accompanying increase in marketing and sales promotions expenses, is intended to more accurately reflect the way the company views its ongoing business and spends. Under IFRS, these customer discounts were required to be offset against revenue. Gross bookings increased by 86.5% (81.9% in constant currency) driven by 108.0% increase in the number of hotels room-nights year over year including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Net revenue margin has improved from 18.8% in the year ended March 31, 2017 to 22.6% in the year ended March 31, 2018 driven by increasing mix of standalone hotels bookings as a percentage of overall transactions.

Other Revenue. Our other revenue increased to $67.9 million in the year ended March 31, 2018 from $14.8 million in the year ended March 31, 2017, and our other revenue less service cost increased to $61.4 million in the year ended March 31, 2018 from $14.8 million in the year ended March 31, 2017. This was primarily due to bus ticketing revenue less service costs of $44.4 million in the year ended March 31, 2018 mainly contributed by ibibo Group consolidation coming from              39.6 million travelled bus tickets with gross bookings of $496.9 million. The increase in other revenue was further aided by growth in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 110.9% (106.6% in constant currency) to $577.1 million in the year ended March 31, 2018 from $273.7 million in the year ended March 31, 2017, primarily as a result of a 123.5% (119.0% in constant currency) increase in our hotels and packages revenue less service costs, a 70.5% (66.3% in constant currency) increase in our air ticketing revenue less service costs and increase in our other revenue less service costs including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Excluding incremental revenue recorded in the year ended March 31, 2017 as explained above our total revenue less service costs increased by 118.2% (113.8% in constant currency).

In the year ended March 31, 2018, revenue less service costs also includes $77.7 million of certain customer discounts which are in the nature of promotion expenses adjusted against revenue. For further information and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (revenue), see “About Non-IFRS Financial Measures” and “Reconciliation of IFRS to Non-IFRS Financial Measures” elsewhere in this Report.

Personnel Expenses. Personnel expenses increased by 54.8% to $114.2 million in the year ended March 31, 2018 from $73.7 million in the year ended March 31, 2017. This increase was primarily due to higher share- based compensation costs, annual increase in wages and the impact of consolidation of the ibibo Group acquired on January 31, 2017. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 5.1% year over year in the year ended March 31, 2018.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 101.3% to $451.8 million in the year ended March 31, 2018 from $224.4 million in the year ended March 31, 2017. Primary drivers of this year over year increase include significant customer inducement and acquisition programs expenses incurred to accelerate growth in our standalone hotel booking business and increase in brand advertisement expenses that was incurred in the year ended March 31, 2018 and the consolidation of marketing and sales promotion expenses of the ibibo Group acquired on January 31, 2017. Including the promotion expenses of $77.7 million adjusted against revenue as explained above, marketing and sales promotion expenses increased by 136.0% year over year.

Other Operating Expenses. Other operating expenses increased by 47.8% to $120.6 million in the year ended March 31, 2018 from $81.6 million in the year ended March 31, 2017, primarily as a result of an increase in payment gateway charges and outsourcing expenses in line with the growth in our business and contribution of other operating expenses of the ibibo Group acquired on January 31, 2017. Other operating expenses for fiscal year 2017 also include merger and acquisition related expenses of $6.0 million, comprising legal and professional expenses, other expenses associated with our acquisition of the ibibo Group and certain non-routine transactions, whether or not consummated.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses increased to $32.7 million in the year ended March 31, 2018 from $29.7 million in the year ended March 31, 2017, primarily due to higher acquisition related intangibles amortization in the year ended March 31, 2018, partially offset by impairment of goodwill and brands related to HT Group of $14.6 million, as we decided to significantly reduce our HT Group operations in the year ended March 31, 2017.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $219.4 million in the year ended March 31, 2018 as compared to a loss of $135.4 million in the year ended March 31, 2017. Excluding the effects of our employee share-based compensation costs, impairment of intangibles assets, and amortization of acquisition related intangibles for both fiscal years 2018 and 2017, and merger and acquisitions related expenses for the year ended March 31, 2017, and severance cost related to a prior acquisition for the year ended March 31, 2018, we would have recorded an operating loss of $154.8 million in the year ended March 31, 2018 as compared with an operating loss of $83.7 million in the year ended March 31, 2017.

Net Finance Income. Our net finance income was $1.3 million in the year ended March 31, 2018 as compared to a net finance income of $27.0 million in the year ended March 31, 2017, primarily due to the net gain from change in fair value of derivative financial instrument of $42.4 million and interest expenses on loan and borrowing of $8.6 million in the year ended March 31, 2017, partially offset by higher interest income on term deposit placed with banks in the year ended March 31, 2018.

Loss for the year. As a result of the foregoing factors, our loss for the year ended March 31, 2018 was $220.2 million as compared to a loss of $110.3 million in the year ended March 31, 2017. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, impairment of intangible assets, and income tax expense for both fiscal years 2018 and 2017, and merger and acquisitions related expenses, net change in fair value of derivative financial instrument, and net change in value of financial liability in business combination for fiscal year 2017, and severance cost related to a prior acquisition for fiscal year 2018, we would have recorded a net loss of $153.5 million in the year ended March 31, 2018 as against a net loss of $99.2 million in the year ended March 31, 2017.

Diluted Loss per share. Diluted loss per share was $2.18 for the year ended March 31, 2018 as compared to diluted loss per share of $2.09 in the year ended March 31, 2017. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, impairment of intangible assets, and income tax expense for both fiscal years 2018 and 2017, and merger and acquisitions related expenses, net change in fair value of derivative financial instrument, and net change in value of financial liability in business combination for fiscal year 2017, and severance cost related to a prior acquisition for fiscal year 2018, diluted loss per share would have been $1.53 in the year ended March 31, 2018, compared to diluted loss per share of $1.88 in the year ended March 31, 2017.

Liquidity. As of March 31, 2018, the balance of cash and cash equivalents and term deposits on our balance sheet was $390.0 million.

New Revenue Recognition Accounting Standard

Effective April 1, 2018, the Company adopted the new revenue recognition standard, IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”). The Company has reviewed the new standard and has concluded that application of the new standard will not have a material impact on the consolidated results or financial position except for reclassification effects within the consolidated statement of profit or loss and other comprehensive income (loss) with respect to certain customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which previously were being recorded as marketing and sales promotion expenses but will now be recorded as a reduction of revenue as a result of the new revenue recognition standard. The Company has adopted the new standard by using the cumulative catch-up transition method and accordingly our financial statements for the years ended March 31, 2018 and 2017 will not be retrospectively adjusted.

The Company will continue to publish its financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more relevant information regarding the value addition of the travel services that we provide to our customers. Revenue less service cost represents IFRS revenue after deducting cost for the acquisition of relevant services and products for sale to customers and adding expenses in the nature of promotions which are adjusted against revenue. For more information on revenue less service cost, see “About Non-IFRS Financial Measures.”

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter and year ended March 31, 2018 beginning at 7:30 a.m. EDT on May 30, 2018. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 7588679. A live webcast of the conference call will also be available through the “Investor Relations” section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-(855)-859-2056 and using passcode 7588679. A one month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

The Company’s revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when it is the primary obligor. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis since the Company is the primary obligor in the arrangement and assumes the risks and responsibilities, including the responsibility for delivery of services. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while the cost of procuring the relevant services and products for sale to customers in this business is classified as service cost. The Company evaluates its financial performance based on revenue less service costs, which is a non-IFRS measure calculated as revenue after deducting cost for the acquisition of relevant services and products for sale to customers and adding certain customer discounts in the nature of promotion expenses which have been adjusted against revenue, as it believes that revenue less service costs reflects more accurately the value addition of the travel services that it provides to customers in its packages business where it is the primary obligor and is similar to the revenue on a “net” basis for its air ticketing and hotels business where it acts as an agent. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a more accurate representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, share of loss of equity-accounted investees, net change in the fair value of derivative financial instrument, net change in value of financial liability related to business combination, severance cost related to a prior acquisition. impairment of intangible assets, and income tax expense (benefit)) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share instead of operating profit (loss), net profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans.  Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 18, 2017, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 53,000 domestic accommodation properties in India and more than 500,000 properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31
	2017	2018
Assets
Property, plant and equipment	15,334	13,690
Intangible assets and goodwill	1,170,727	1,147,517
Trade and other receivables, net	2,176	1,929
Investment in equity-accounted investees	18,212	16,316
Other investments	5,791	6,170
Term deposits	20,162	165
Non-current tax assets	19,306	24,476
Other non-current assets	29,658	14,607
Employee benefits	229	—
Total non-current assets	1,281,595	1,224,870
Inventories	251	596
Current tax assets	81	25
Trade and other receivables, net	35,108	56,386
Term deposits	75,511	202,170
Other current assets	50,232	92,542
Cash and cash equivalents	101,704	187,647
Assets held for sale	302	1,220
Total current assets	263,189	540,586
Total assets	1,544,784	1,765,456
Equity
Share capital	46	52
Share premium	1,607,373	1,960,691
Reserves	952	3,232
Accumulated deficit	(298,581)	(515,850)
Share based payment reserve	61,410	78,804
Foreign currency translation reserve	33,601	31,705
Total equity attributable to equity holders of the Company	1,404,801	1,558,634
Non-controlling interests	661	298
Total equity	1,405,462	1,558,932
Liabilities
Loans and borrowings	523	424
Employee benefits	2,946	3,721
Deferred revenue	265	91
Deferred tax liabilities, net	159	115
Other non-current liabilities	1,027	2,201
Total non-current liabilities	4,920	6,552
Loans and borrowings	226	228
Trade and other payables	121,563	181,430
Deferred revenue	3,045	1,262
Other current liabilities	9,568	17,052
Total current liabilities	134,402	199,972
Total liabilities	139,322	206,524
Total equity and liabilities	1,544,784	1,765,456

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31		For the year ended March 31
	2017	2018	2017	2018
Revenue
Air ticketing	32,862	45,270	118,514	167,391
Hotels and packages	78,880	93,395	314,254	439,963
Other revenue	8,291	19,141	14,848	67,902
Total revenue	120,033	157,806	447,616	675,256
Other income	64	161	363	435
Service cost
Procurement cost of hotel and packages services	34,945	34,989	173,919	169,347
Other cost of providing services	—	1,674	—	6,530
Personnel expenses	32,700	28,427	73,736	114,157
Marketing and sales promotion expenses	78,835	93,879	224,424	451,818
Other operating expenses	27,295	30,063	81,585	120,566
Depreciation, amortization and impairment	21,638	10,627	29,702	32,712
Results from operating activities	(75,316)	(41,692)	(135,387)	(219,439)
Finance income	3,179	806	45,268	5,189
Finance costs	470	3,020	18,289	3,901
Net finance income (costs)	2,709	(2,214)	26,979	1,288
Share of loss of equity-accounted investees	(477)	(125)	(1,702)	(1,998)
Loss before tax	(73,084)	(44,031)	(110,110)	(220,149)
Income tax expense	(14)	(86)	(193)	(91)
Loss for the period	(73,098)	(44,117)	(110,303)	(220,240)
Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	(93)	160	(266)	(422)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	49,741	(20,090)	48,618	(1,915)
Net change in fair value of available-for-sale financial assets	(169)	265	(809)	2,280
	49,572	(19,825)	47,809	365

Other comprehensive income (loss) for the period, net of tax	49,479	(19,665)	47,543	(57)
Total comprehensive loss for the period	(23,619)	(63,782)	(62,760)	(220,297)
Loss attributable to:
Owners of the Company	(72,963)	(43,075)	(110,168)	(218,412)
Non-controlling interests	(135)	(1,042)	(135)	(1,828)
Loss for the period	(73,098)	(44,117)	(110,303)	(220,240)
Total comprehensive loss attributable to:
Owners of the Company	(23,488)	(62,725)	(62,629)	(218,450)
Non-controlling interests	(131)	(1,057)	(131)	(1,847)
Total comprehensive loss for the period	(23,619)	(63,782)	(62,760)	(220,297)
Loss per share (in USD)
Basic	(0.93)	(0.42)	(2.09)	(2.18)
Diluted	(0.93)	(0.42)	(2.09)	(2.18)
Weighted average number of shares (including Class B Shares)
Basic	78,062,498	101,665,740	52,607,986	100,394,080
Diluted	78,062,498	101,665,740	52,607,986	100,394,080

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2017	46	1,607,373	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(218,412)	—	—	(218,412)	(1,828)	(220,240)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(1,896)	(1,896)	(19)	(1,915)
Net change in fair value of available-for-sale financial assets	—	—	2,280	—	—	—	2,280	—	2,280
Remeasurement of defined benefit (asset) liability	—	—	—	(422)	—	—	(422)	—	(422)
Total other comprehensive income (loss)	—	—	2,280	(422)	—	(1,896)	(38)	(19)	(57)
Total comprehensive income (loss) for the year	—	—	2,280	(218,834)	—	(1,896)	(218,450)	(1,847)	(220,297)
Transactions with owners, recorded directly in equity
Contributions by owners
Share based payment	—	—	—	—	44,874	—	44,874	(14)	44,860
Issue of ordinary shares on exercise of share based awards	1	27,462	—	—	(27,417)	—	46	—	46
Transfer to accumulated deficit on expiry of share based awards	—	—	—	63	(63)	—	—	—	—
Issue of ordinary shares in placement offering	5	325,856	—	—	—	—	325,861	—	325,861
Total contributions by owners	6	353,318	—	63	17,394	—	370,781	(14)	370,767
Changes in ownership interests in subsidiaries that do not result in a loss of control
Contribution by non-controlling interests	—	—	—	1,502	—	—	1,502	1,498	3,000
Total changes in ownership interest in subsidiaries	—	—	—	1,502	—	—	1,502	1,498	3,000
Total transactions with owners	6	353,318	—	1,565	17,394	—	372,283	1,484	373,767
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31
	2017	2018
Loss for the year	(110,303)	(220,240)
Adjustments for non-cash items	31,459	78,799
Change in working capital	(29,613)	15,963
Net cash generated from (used in) operating activities	(108,457)	(125,478)
Net cash generated from (used in) investing activities	163,011	(115,090)
Net cash generated from (used in) financing activities	2,159	327,899
Increase (decrease) in cash and cash equivalents	56,713	87,331
Cash and cash equivalents at beginning of the year	46,273	101,704
Effect of exchange rate fluctuations on cash held	(1,282)	(1,388)
Cash and cash equivalents at end of the year	101,704	187,647

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands, except per share data)

	For the three months ended March 31
	Air ticketing		Hotels and packages		Others		Total
	2017	2018	2017	2018	2017	2018	2017	2018
Revenue as per IFRS	32,862	45,270	78,880	93,395	8,291	19,141	120,033	157,806
Add: Expense in nature of promotions adjusted against revenue	—	13,204	—	10,960	—	—	—	24,164
	32,862	58,474	78,880	104,355	8,291	19,141	120,033	181,970
Less: Service cost as per IFRS	—	—	34,945	34,989	—	1,674	34,945	36,663
Revenue less service cost	32,862	58,474	43,935	69,366	8,291	17,467	85,088	145,307

	For the year ended March 31
	Air ticketing		Hotels and packages		Others		Total
	2017	2018	2017	2018	2017	2018	2017	2018
Revenue as per IFRS	118,514	167,391	314,254	439,963	14,848	67,902	447,616	675,256
Add: Expense in nature of promotions adjusted against revenue	—	34,673	—	43,068	—	—	—	77,741
	118,514	202,064	314,254	483,031	14,848	67,902	447,616	752,997
Less: Service cost as per IFRS	—	—	173,919	169,347	—	6,530	173,919	175,877
Revenue less service cost	118,514	202,064	140,335	313,684	14,848	61,372	273,697	577,120

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2017	2018	2017	2018
Results from operating activities as per IFRS	(75,316)	(41,692)	(135,387)	(219,439)
Add: Employee share-based compensation costs	17,665	11,586	26,795	44,860
Add: Impairment of intangible assets	15,168	2,874	15,168	2,874
Add: Merger and acquisitions related expenses	4,163	—	5,972	—
Add: Acquisition related intangibles amortization	2,541	3,686	3,741	14,719
Add: Severance cost related to a prior acquisition	—	—	—	2,180
Adjusted Operating Profit (Loss)	(35,779)	(23,546)	(83,711)	(154,806)

Reconciliation of Adjusted Net Loss	For the three months ended March 31		For the year ended March 31
(Unaudited)	2017	2018	2017	2018
Profit (Loss) for the period as per IFRS	(73,098)	(44,117)	(110,303)	(220,240)
Add: Employee share-based compensation costs	17,665	11,586	26,795	44,860
Add: Impairment of intangible assets	15,168	2,874	15,168	2,874
Add: Merger and acquisitions related expenses	4,163	—	5,972	—
Add: Acquisition related intangibles amortization	2,541	3,686	3,741	14,719
Add: Severance cost related to a prior acquisition	—	—	—	2,180
Add (Less): Net Change in fair value of derivative financial instrument	—	—	(42,427)	—
Add: Share of loss of equity-accounted investees	477	125	1,702	1,998
Add: Net change in value of financial liability in business combination	—	—	2	—
Add : Income tax expense	14	86	193	91
Adjusted Net Loss	(33,070)	(25,760)	(99,157)	(153,518)
Adjusted Earnings (Loss) per share
Diluted	(0.42)	(0.25)	(1.88)	(1.53)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended March 31		For the year ended March 31
(Unaudited)	2017	2018	2017	2018
	(in US$)
Diluted Earnings (Loss) per share for the period as per IFRS	(0.93)	(0.42)	(2.09)	(2.18)
Add: Employee share-based compensation costs	0.23	0.10	0.51	0.44
Add: Impairment of intangible assets	0.19	0.03	0.29	0.03
Add: Merger and acquisitions related expenses	0.05	—	0.11	—
Add: Acquisition related intangibles amortization	0.03	0.04	0.07	0.14
Add: Severance cost related to a prior acquisition	—	—	—	0.02
Add (Less): Net Change in fair value of derivative financial instrument	—	—	(0.80)	—
Add: Share of loss of equity-accounted investees	0.01	*	0.03	0.02
Add: Net change in value of financial liability in business combination	—	—	*	—
Add : Income tax expense	*	*	*	*
Adjusted Diluted Earnings (Loss) per share	(0.42)	(0.25)	(1.88)	(1.53)

*	Less than $0.01.

(Unaudited)	For the three months ended March 31, 2018
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	37.8%	18.4%	130.8%	31.5%	77.9%	57.9%	110.7%	70.8%
Impact of Foreign Currency Translation	-4.2%	-4.4%	-1.9%	-4.2%	-4.1%	-3.4%	-2.0%	-3.6%
Constant Currency Growth	33.6%	14.0%	128.9%	27.3%	73.8%	54.5%	108.7%	67.2%

(Unaudited)	For the year ended March 31, 2018
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	41.2%	40.0%	357.3%	50.9%	70.5%	123.5%	313.3%	110.9%
Impact of Foreign Currency Translation	-4.1%	-4.1%	-2.1%	-4.1%	-4.2%	-4.5%	-3.2%	-4.3%
Constant Currency Growth	37.1%	35.9%	355.2%	46.8%	66.3%	119.0%	310.1%	106.6%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA (Unaudited)

	For the three months ended June 30		For the three months ended September 30		For the three months ended December 31		For the three months ended March 31		For the year ended March 31
	2016	2017	2016	2017	2016	2017	2017	2018	2017	2018
	(in thousands, except percentages)
Number of transactions
Air ticketing	2,150	3,420	2,199	3,537	2,319	3,980	2,711	4,248	9,379	15,185
Hotels and packages	1,549	3,575	1,464	3,524	1,507	3,239	2,353	2,858	6,873	13,196

Number of flight segments / room nights
Air ticketing - Flight segments	4,727	7,835	4,692	7,723	5,132	8,463	6,009	9,318	20,560	33,339
Hotels and packages - Room nights	2,345	5,800	2,211	5,632	2,411	5,592	3,568	4,887	10,535	21,911

Revenue less service cost:
Air ticketing	$23,880	$45,613	$23,556	$47,053	$38,216	$50,924	$32,862	$58,474	$118,514	$202,064
Hotels and packages	33,213	81,263	27,715	79,194	35,472	83,861	43,935	69,366	140,335	313,684
Other revenue	1,775	14,338	1,925	12,945	2,857	16,622	8,291	17,467	14,848	61,372
	$58,868	$141,214	$53,196	$139,192	$76,545	$151,407	$85,088	$145,307	$273,697	$577,120
Gross Bookings
Air ticketing	$369,253	$649,966	$341,820	$621,720	$378,172	$689,647	$455,906	$743,189	$1,545,151	$2,704,522
Hotels and packages	196,691	374,351	151,670	342,303	182,572	367,850	214,202	305,121	745,135	1,389,623

Net revenue margins
Air ticketing(1)	6.5%	7.0%	6.9%	7.6%	10.1%	7.4%	7.2%	7.9%	7.7%	7.5%
Hotels and packages	16.9%	21.7%	18.3%	23.1%	19.4%	22.8%	20.5%	22.7%	18.8%	22.6%

Adjusted Operating Profit (Loss)	$(24,257)	$(52,328)	$(24,998)	$(45,022)	$1,322	$(33,911)	$(35,779)	$(23,546)	$(83,711)	$(154,806)

(1)

Excluding incremental revenue as described in “Fiscal 2018 Full Financial Year Results” section above, the net revenue margin for air ticketing would be 7.8% for the three months ended December 31, 2016 and 7.1% for the year ended March 31, 2017.

	For the three months ended March 31
	2017
Proforma Basis	MakeMyTrip	ibibo Group(2)	Proforma Combined Company(2)	2018
	(in thousands)
Number of flight segments / room nights
Air ticketing - Flight segments	6,009	660	6,669	9,318
Hotels and packages - Room nights	3,568	683	4,251	4,887
MMT India Standalone Hotels – Online – Room nights	2,025	1,943	3,968	4,712

	For the year ended March 31
	2017
Proforma Basis	MakeMyTrip	ibibo Group(2)	Proforma Combined Company(2)	2018
	(in thousands)
Number of flight segments / room nights
Air ticketing - Flight segments	20,560	6,524	27,084	33,339
Hotels and packages - Room nights	10,535	7,505	18,040	21,911
MMT India Standalone Hotels – Online – Room nights	9,102	7,292	16,394	20,998

(2)

The values for ibibo Group are based on management estimates. Pro forma combined company values combine the historical values for ibibo Group and MakeMyTrip as if the acquisition of ibibo group by MakeMyTrip had occurred on April 1, 2016. The acquisition of ibibo group by MakeMyTrip closed on January 31, 2017.  The pro forma combined company values have not been adjusted to give effect to any pro forma events resulting from the acquisition, including, without limitation, costs savings, operating synergies or revenue enhancements. The pro forma combined information is not necessarily indicative of what the combined MakeMyTrip and ibibo Group values actually would have been had the acquisition been completed as of April 1, 2016.